# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VivoPower International PLC, CIK 0001681348
CUSIP: G9376R100
Title of class of securities: Ordinary Shares, nominal value $0.012 per share
Address of issuer's principal executive offices: 140 BROADWAY, 140 BROADWAY, NEW YORK, New York (NY), 10005
Date of event which requires filing of this statement: 12/05/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-24-000004
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); sole voting power 570,000; shared voting power 0; sole dispositive power 570,000; shared dispositive power 0; aggregate amount beneficially owned 570,000 (12.8% of the class)
  Comment: Percentage of class is based on 4,439,733 ordinary shares outstanding as disclosed by the Issuer in that certain prospectus filed pursuant to Rule 424(b)(4) with the SEC on September 19, 2024.

## Item 1. Issuer
Name of issuer: VivoPower International PLC
Address of issuer's principal executive offices: 140 BROADWAY, 140 BROADWAY, NEW YORK, NEW YORK, 10005.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 570000
Percent of class: 12.8
Sole power to vote or to direct the vote: 570000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 570000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (12/05/2024)